May 11, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention:                                         Matthew Crispino
Jan Woo

Re:                             Ping Identity Holding Corp.
Registration Statement on Form S-1 (File No. 333-238161)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Ping Identity Holding Corp. (the “Registrant”) dated May 11, 2020. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Washington, D.C. time, on Wednesday, May 13, 2020 or as soon thereafter as practicable, or at such other time thereafter as the Company or its counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

BOFA SECURITIES, INC.

As representatives of the Underwriters listed
in Schedule II of the Underwriting
Agreement

By:	Goldman Sachs & Co. LLC

By:	/s/ William Connolly
Name:	William Connolly
Title:	Managing Director

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

[Signature Page to UW Acceleration Request]